[Letterhead of Cozen O’Connor]

Richard J. Busis Direct Phone 215-665-2756 Direct Fax 215-701-2456 RBUSIS@COZEN.COM August 29, 2005 VIA EDGAR FILING

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop: 3561 Attention: Mr. H. Christopher Owings, Assistant Director

Re:	South Jersey Gas Company
Registration Statement on Form S-3 filed July 22, 2005
File No. 333-126822
Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for the Fiscal Quarters ended March 31, 2005 and June 30, 2005
File No. 0-22211

Ladies and Gentlemen:

On behalf of South Jersey Gas Company (the “Company”), we are hereby responding to the comments of the Commission staff as set forth in the letter of H. Christopher Owings, Assistant Director, dated August 24, 2005 with respect to the Company’s Registration Statement on Form S-3 filed July 22, 2005.

For ease of reference, the responses have been numbered to correspond to the comments as numbered in the comment letter.

Securities and Exchange Commission
August 29, 2005

Form 10-K for the Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies, page 30

Operating Revenues, page 31

1. During the Company’s phone conference with Michael Moran, Accounting Branch Chief, on August 25, 2005, the staff agreed that only the last sentence of this comment needs to be addressed further.

Accordingly, the staff has inquired as to why the Company did not classify appliance service related results as a discontinued operation. The Company based its decision for not treating its appliance service activities as a discontinued operation on two principal factors: (a) the immateriality of the activity in relation to the Company’s overall business; and (b) the Company does not believe these activities meet the definition of an operating segment or component as defined by SFAS 144.

The first reason that appliance service results were not treated as a discontinued operation was the immaterial nature of that activity. The Company’s appliance service activities were viewed by the Company as an ancillary revenue generating activity of the overall business conducted by the Company. The results of the Company’s appliance service activities were incidental to the Company’s overall business and represented only approximately 1.8% and 2.0% of the Company’s total revenue for the years ended December 31, 2003 and 2002, respectively. Total appliance service related assets at the time the business was transferred represented only 0.7% of the Company’s total assets. The appliance service activity was clearly immaterial to the overall business of the Company.

Secondly, SFAS 144 paragraph 41 indicates that:

“For purposes of this statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit, a subsidiary, or an asset group (as that term is defined in paragraph 4).”

The operations and cash flows of the Company’s appliance service activity were not clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company, and appliance service was not treated as a separate operating segment, component, distinct reporting unit, subsidiary or asset group of the Company. The business activity of the appliance service business was in fact an integrated part of the overall business of the Company. For example, although certain revenue and expense information was collected and used internally to monitor the profitability of the appliance service activities prior to the transfer, no balance sheets or separate cash flow information was collected or

Securities and Exchange Commission
August 29, 2005

reported in order to manage the activity. In addition, the Company charged customers for all products and services provided on one bill, and customer payments were not segregated by the Company with respect to the sale of a particular product or the provision of appliance services. All customer payments were collected together in one common Company account. Further evidence of the integrated operations of the appliance service activities can be seen by the fact that the Company did not employ separate appliance service technicians, but instead employed a workforce that performed services related to the appliance service activities as well as the other utility operations and maintenance activities of the Company. Finally, vehicles and equipment used to perform appliance service functions were also used for a variety of services in support of the Company’s gas distribution activities. In fact, an important factor in the Company’s decision to move the appliance service activities outside of the utility was the desire to begin managing the business as a distinct segment. The transfer date of September 1, 2004 was determined by the New Jersey BPU as part of their approval to permit the transfer to occur.

The foregoing demonstrates that the appliance service activity conducted by the Company was not distinguished from the rest of the Company as a discreet business or operating segment, reporting unit or asset group. Accordingly, the Company did not treat the transfer of the appliance service activity as a discontinued operation under SFAS 144 because, prior to the transfer, the Company did not deem it to be a component or operating segment as defined by SFAS 131 or SFAS 144. Furthermore, the Company does not believe that such treatment or disclosure was necessary due to the immaterial nature of the appliance service activities as compared to the total revenues and total assets of the Company.

Note 13 - Commitments and Contingencies, page 46

2. The requested disclosure will be made in future filings.

3. The requested disclosure will be made in future filings.

4. The Company will disclose in future filings the aggregate accrued liability and the aggregate high end estimate of the cost to remediate the four referenced sites, without making specific reference to such sites. Additionally, the Company will provide in future filings more detailed disclosure relating to the stage of remediation, the steps necessary to complete the remediation, as well as risks to the Company’s remediation estimates with respect to each of the four referenced sites, without making specific reference to such sites.

Securities and Exchange Commission
August 29, 2005

General

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact me at (215) 665-2756 or my colleague Scott Brucker at (215) 665-3710.

               Sincerely,

                                COZEN O’CONNOR

                                              BY: RICHARD J. BUSIS